

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 23, 2024

BY EMAIL

Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Re: T. Rowe Price Associates, Inc., et al.; File No. 803-00270

Dear Mr. Teufel:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on August 14, 2024, you requested that the above-referenced application, filed under the Investment Advisers Act, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief

Copy to:
Sonia P. Kurian, Esq., T. Rowe Price Associates, Inc.
Leah Greenstein, T. Rowe Price Associates, Inc.
Toyin Momoh, Division of Investment Management, U.S. Securities and Exchange Commission